OLD NATIONAL BANCORP

One Main Street

Evansville, Indiana 47708

March 29, 2016

VIA EDGAR

David Lin, Staff Attorney

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Re:	Old National Bancorp
Registration Statement on Form S-4
File No. 333-209551

Dear Mr. Lin:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, the undersigned, on behalf of Old National Bancorp (the “Registrant”), hereby respectfully requests that the effective date of the above-referenced Registration Statement on Form S-4 (File No. 333-209551) filed with the Securities and Exchange Commission (the “Commission”) (the “Registration Statement”), be accelerated to 3:00 p.m., Eastern Daylight Time, on March 29, 2016, or as soon thereafter as practicable.

In connection with this request for acceleration, the Registrant is aware of its responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed offering of the securities specified in the Registration Statement.

The Registrant acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Michael J. Messaglia of Krieg DeVault LLP at (317) 238-6249 or mmessaglia@kdlegal.com with any questions you may have concerning this request. In addition, please notify Mr. Messaglia when this request for acceleration has been granted.

Thank you for your consideration in this matter.

Respectfully,

/s/ Jeffrey L. Knight
Jeffrey L. Knight
Executive Vice President, Corporate
Secretary and Chief Legal Counsel

cc:	Michael J. Messaglia, Esq., Krieg DeVault LLP

Sven G. Mickisch, Esq., Skadden, Arps, Slate, Meagher & Flom LLP

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